                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under The Securities Exchange Act of 1934

                            PUBLICKER INDUSTRIES INC.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                     1-3315
                              ---------------------
                              (Commission File No.)

                                   23-0991870
                              ---------------------
                              (I.R.S. Employer No.)

                              Gary N. Jacobs, Esq.
         Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                   2121 Avenue of the Stars, Eighteenth Floor
                          Los Angeles, California 90067
                                 (310) 553-3000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 1998
                                  ------------
             (Date of Event Which Requires Filing Of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



                        (Continued on following page(s))

--------------------------                                     -----------------
COMMISSION FILE NO. 1-3315           13 D                      PAGE 2 OF 9 PAGES

--------------------------                                     -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON      Rossco Holdings Incorporated
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZEN OR PLACE OF ORGANIZATION            Texas

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             265,000
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY              -0-
     EACH          -------------------------------------------------------------
REPORTING PERSON   9     SOLE DISPOSITIVE POWER
                         265,000
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           265,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     -----------------
COMMISSION FILE NO. 1-3315           13 D                      PAGE 3 OF 9 PAGES

--------------------------                                     -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON      Lodgeco Properties, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZEN OR PLACE OF ORGANIZATION            Texas

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             175,500
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY              -0-
     EACH          -------------------------------------------------------------
REPORTING PERSON   9     SOLE DISPOSITIVE POWER
                         175,500
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           175,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     -----------------
COMMISSION FILE NO. 1-3315           13 D                      PAGE 4 OF 9 PAGES

--------------------------                                     -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON      Mill Equities Co.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZEN OR PLACE OF ORGANIZATION            California

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             141,700
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY              -0-
     EACH          -------------------------------------------------------------
REPORTING PERSON   9     SOLE DISPOSITIVE POWER
                         141,700
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           141,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     -----------------
COMMISSION FILE NO. 1-3315           13 D                      PAGE 5 OF 9 PAGES

--------------------------                                     -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON      Triro Equities Co.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZEN OR PLACE OF ORGANIZATION            Texas

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             99,000
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY              -0-
     EACH          -------------------------------------------------------------
REPORTING PERSON   9     SOLE DISPOSITIVE POWER
                         99,000
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           99,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, $.10 par value (the "Common Stock"), of Publicker Industries Inc., a Pennsylvania corporation (the "Issuer"). The address of the Issuer's principal executive offices is One Post Road, Fairfield, Connecticut 06430.

     ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Rossco Holdings Incorporated, a California corporation ("RHI"), Lodgeco Properties, Ltd., a Texas limited partnership ("Lodgeco"), Mill Equities Co., a California general partnership ("Mill"), and Triro Equities Co., a Texas general partnership ("Triro"). RHI, Lodgeco, Mill and Triro are sometimes collectively referred to herein as the "Reporting Persons."

     The sole general partner of Lodgeco is RHI. The general partners of Mill are the Leonard M. Ross Revocable Trust U/D/T 12/20/85 (the "Ross Trust"), RHI, Lodgeco and Amero Management Co., a California general partnership ("Amero"). The general partners of Triro are RHI and the Ross Trust. The general partners of Amero are the Ross Trust and Caesar Realty Co., a California joint venture ("Caesar"). The partners in Caesar are the Ross Trust, Leonard M. Ross and RHI.

     The business address of each of RHI, Mill, Amero, Caesar and the Ross Trust is 1011 1/2 N. Beverly Drive, Beverly Hills, California 90210. The business address of Lodgeco and Triro is 701 University Drive, Suite 102, College Station, Texas 77840.

     The principal business activity of RHI and Lodgeco is the investment in and the operation and ownership of real property. The principal business activity of Mill, Triro, Amero and Caesar is investment activities.

     The directors of RHI are Leonard M. Ross and Martha J. Kretzmer. Mr. Ross is also the President and Ms. Kretzmer is the Vice President, Secretary and Treasurer of RHI. The business address of Mr. Ross and Ms. Kretzmer is 1011-1/2
N. Beverly Hills Drive, Beverly Hills, California 90210. Mr. Ross' principal occupation is the investment in and ownership of real estate, serving as President of RHI and engaging in other investment activities. Ms. Kretzmer's principal occupation is as an officer and director of RHI. Mr. Ross and Ms. Kretzmer are citizens of the United States.

     None of the Reporting Persons, the Ross Trust, Amero, Caesar, Ms. Kretzmer nor Mr. Ross has been convicted in a criminal proceeding in the past five years. None of the Reporting Persons, the Ross Trust, Amero, Caesar, Ms. Kretzmer nor Mr. Ross is or was in the past five years subject to any judgment, decree, or final order regarding any federal or state securities laws.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Commencing September 1989 and continuing through July 1996, the Reporting Persons individually engaged in a series of acquisitions of the Issuer's Common Stock, which acquisitions were made for cash consideration from the Reporting Persons' respective available working capital. The Reporting Persons collectively own an aggregate of 681,200 shares of the Common Stock for an aggregate purchase price of $1,228,691.82.

     As of the time the last such acquisition was consummated, the aggregate amount of the Issuer's Common Stock beneficially owned by the Reporting Persons did not exceed 5% of the outstanding Common Stock. As a result of repurchases by the Issuer of its Common Stock in 1996 and 1997, the Reporting Persons as a group now own in excess of 5.2% of the outstanding shares of Common Stock, based upon 13,141,607 shares outstanding as reported in the Issuer's Proxy Statement for the July 14, 1998 Annual Meeting of Shareholders (the "Proxy Statement").

     ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Common Stock for investment purposes. The Issuer's continued lack of direction and failure to take advantage of approximately $79 million of income tax loss carryforwards, while nevertheless paying substantial compensation to management and certain directors as again shown in the Proxy Statement and 1997 Annual Report have caused the Reporting Persons to become disillusioned. In a letter to Issuer dated July 2, 1998, a copy which is attached hereto as Exhibit 1 hereto and incorporated herein by reference, Leonard Ross criticized the Issuer's failure to make acquisitions or engage in new businesses for the benefit of stockholders, especially considering the approximate $79 million of income tax loss carry forwards, while at the same time paying generous compensation packages to Harry I. Freund and Jay S. Goldsmith, directors of the Issuer. According to the Proxy Statement, Messrs. Freund and Goldsmith received cash compensation aggregating $650,000 and options to purchase 250,000 shares of Common Stock in exchange for part time services to the Issuer in which they are not required to devote even a minimum amount of time to the Issuer's affairs. The Reporting Persons challenge the Issuer to justify such arrangements.

     In the future the Reporting Persons may suggest ways to enhance shareholder value. In this regard, the Reporting Persons may propose one or more nominees to the Board of Directors, however, the lack of cumulative voting would make the election of any nominees difficult. In addition, the Reporting Persons may, among other things, make proposals to be considered by shareholders (including proposals to establish cumulative voting), and/or solicit proxies to support such proposals and/or to replace the Board of Directors. In addition, the Reporting Persons may propose or support, among other things, extraordinary transactions involving the Issuer or its subsidiaries, changes in the Board of Directors or management, changes in capitalization or dividend policies or other material changes in the Issuer's business or corporate structure, or other similar action. The Reporting Persons may also consider commencing litigation against management and certain directors of the Issuer for among other things, corporate waste and breach of fiduciary duty, and seek to recover the excessive compensation paid to certain directors and cancel all or a portion of the options issued to them. Depending on market conditions, the Reporting Persons may purchase additional shares of Common Stock or dispose of shares of Common Stock owned by them.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons as a group beneficially own an aggregate of 681,200 shares of the Issuer's Common Stock, which represents approximately 5.2% of the outstanding Common Stock based on 13,141,607 shares outstanding as reported in the Proxy Statement. The Common Stock covered by this statement is held by the respective Reporting Persons as follows: Lodgeco -- 175,500 shares (1.3%); Mill -- 141,700 shares (1.1%); RHI -- 265,000 shares (2.0%); Triro -- 99,000 shares
          (0.8%).

     (b) Each Reporting Person has the sole power to vote and dispose of the shares it beneficially owns.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons are commonly owned and controlled by Mr. Ross. At present, there are no contracts, arrangements or understandings between the Reporting Persons or between the Reporting Persons and any other party with respect to any securities of the Issuer. However, the Reporting Persons, acting alone or in concert, may enter into arrangements designed to maximize their shareholder value, including arrangements to transfer or vote securities of the Issuer, give or withhold proxies, or otherwise maximize their voting or investment power.


     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.          Description
-----------          -----------
   1          Letter dated July 2, 1998 from Leonard Ross to James J. Weiss,
              Harry I. Freund and Jay S. Goldsmith.

   2 Joint Filing Agreement, dated as of July 2, 1998, by and between the Reporting Persons, with respect to their joint statement on
              Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 1998
                                        ROSSCO HOLDINGS INCORPORATED
                                        a California corporation


                                        By: /s/ LEONARD M. ROSS
                                           -------------------------------------
                                           Leonard M. Ross, President

                                        LODGECO PROPERTIES, LTD.
                                        a Texas limited partnership
                                        By Rossco Holdings Incorporated
                                        General Partner


                                        By: /s/ LEONARD M. ROSS
                                           -------------------------------------
                                           Leonard M. Ross, President

                                        MILL EQUITIES CO.
                                        A California general partnership


                                        By: /s/ LEONARD M. ROSS
                                           -------------------------------------
                                           Leonard M. Ross, President


                                        TRIRO EQUITIES CO.,
                                        A Texas general partnership


                                        By: /s/ LEONARD M. ROSS
                                           -------------------------------------
                                           Leonard M. Ross, President